SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

TARANTELLA, INC.

(Exact name of registrant as specified in its charter)

California	94-2549086
(State of incorporation or organization)	(I.R.S. employer identification no.)

425 Encinal Street, Santa Cruz, CA	94060
(Address of principal executive offices)	(Zip code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☒

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights

(Title of class)

This Amendment No. 2 on Form 8-A is being filed by Tarantella, Inc. (formerly, The Santa Cruz Operation, Inc.) to amend the following items, exhibits or other portions of our Form 8-A filed on September 18, 1997 as amended in Amendment No. 1 on Form 8-A filed on March 3, 1999 related to our Rights Agreement, as set forth below.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED.

On September 16, 1997, pursuant to a Preferred Shares Rights Agreement (the “Original Rights Agreement”) between Tarantella, Inc. (formerly The Santa Cruz Operation, Inc. and referenced herein as the “Company”) and Equiserve L.P. (aka Equiserve Trust Company, N.A. and formerly BankBoston, N.A.), as Rights Agent (the “Rights Agent”), the Company’s Board of Directors declared a dividend of one right (a “Right”) to purchase one one-thousandth share of the Company’s Series A Participating Preferred Stock (“Series A Preferred”) for each outstanding share of Common Stock, no par value (“Common Shares”), of the Company. The dividend is payable on September 30, 1997 (the “Record Date”) to shareholders of record as of the close of business on that day. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $30.00 (the “Purchase Price”), subject to adjustment. On December 10, 2003, the Company and the Rights Agent executed the Amendment to Rights Agreement (the “Amendment”) which together with the Original Rights Agreement shall be referred to herein collectively as the “Rights Agreement.”

The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Original Rights Agreement is included as Exhibit 1 to this Registration Statement and a copy of the Amendment is included as Exhibit 2, each of which is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights (“Rights Certificates”) will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) ten days following the first date a public announcement by the Company or an Acquiring Person (as defined below) that an Acquiring Person has become such (the “Shares Acquisition Date”) and (ii) ten business days (or such later date as may be determined by the Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an Acquiring Person. The earlier of such dates is referred to as the “Distribution Date.” A person or group of affiliated or associated persons that beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the outstanding Common Shares is referred to as an “Acquiring Person.”

Issuance of Rights Certificates; Expiration of Rights

As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) September 16, 2007 (the “Final Expiration Date”) or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth of a share of the Series A Preferred.

Right to Buy Company Common Shares

Unless the Rights are earlier redeemed, in the event that a person becomes an Acquiring Person (a “Triggering Event”), then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. In the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Common Shares for which the Rights would have been exercisable.

Right to Buy Acquiring Company Stock

Similarly, unless the Rights are earlier redeemed, in the event that, after a Triggering Event, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not thereto fore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision

At any time after a Triggering Event and prior to the acquisition by any person or entity of beneficial ownership of 50% or more of the Company’s outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption

At any time on or prior to the close of business on the earlier of (i) the Shares Acquisition Date and (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

Notwithstanding the foregoing, in the event that a majority of the Board of Directors of the Company is elected by shareholder action by written consent, then until the earlier to occur of (i) the 180th day following the effectiveness of such election or (ii) the next regular annual meeting of shareholders of the Company following the effectiveness of such election (including any postponement or adjournment thereof), the Rights shall not be redeemed if such redemption is reasonably likely to have the purpose or effect of facilitating any Transaction (defined as merger, consolidation or sale of assets or any acquisition of Common Shares which would result in a person becoming an Acquiring Person) with an Interested Person (defined as person or group who (i) is or will become an Acquiring Person if the Transaction were to be consummated, and (ii) is, or directly or indirectly proposed, nominated or financially supported a director of the Company in office at the time of consideration of the Transaction in question who was elected by written consent of shareholders).

Adjustments to Prevent Dilution

The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares

No fractional portion less than integral multiples of one Common Share or one one thousandth of a share of Series A Preferred will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the security to be so issued on the last trading date prior to the date of exercise.

No Shareholders’ Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than any rights resulting from such holder’s ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the Distribution Date. After such date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Without limiting the foregoing, the Company may at any time prior to such time as any person becomes an Acquiring Person amend the Rights Agreement to lower the beneficial ownership threshold that causes a person to become an Acquiring Person to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known by the Company to be beneficially owned by any person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan) and (ii) 10%.

In the event that a majority of the Board of Directors of the Company is elected by shareholder action by written consent, then until the earlier to occur of (i) the 180th day following the effectiveness of such election or (ii) the next regular annual meeting of shareholders of the Company following the effectiveness of such election (including any postponement or adjournment thereof), the Rights Agreement shall not be supplemented or amended in any manner reasonably likely to have the purpose or effect of facilitating a Transaction with an Interested Person.

Rights and Preferences of the Series A Preferred

Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to 1,000 times the amount paid per Common Share plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Each share of Series A Preferred will have 1,000 votes, voting together with the Common Shares. These rights are protected by customary anti-dilution provisions.

Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

Exception for Special Situations

In contemplation of the sale of certain securities to Special Situations Technology Fund, L.P., Special Situations Technology Fund II, L.P., any of their respective affiliates and associates (together “Special Situations”), the Amendment exempts Special Situations from being deemed an Acquiring Person (and thus the application of the Rights Agreement) unless Special Situations shall become the beneficial owner of 30% or more of the Common Stock then outstanding; provided however that all shares of Common Stock issued or issuable to Special Situations (i) upon the exercise in accordance with their respective terms of (A) any warrants (as such warrants may be amended, modified or supplemented from time to time, the “September Warrants”) acquired by Special Situations pursuant to that certain Purchase Agreement, dated September 29, 2003, by and among the Company and Special Situations among others or (B) any warrants (as such warrants may be amended, modified or supplemented from time to time, the “New Warrants”) acquired by Special Situations pursuant to that certain Purchase Agreement, dated on or around December 10, 2003, by and between the Company and Special Situations, or (ii) in part or full satisfaction of Special Situations’ right to exercise such September Warrants and New Warrants shall be excluded in determining the number of shares of Common Stock beneficially owned by Special Situations or as to which Special Situations may be deemed to be the beneficial owner.

Certain Anti-takeover Effects

The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company’s Board of Directors and its shareholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 20% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $0.001 per Right within ten days after the accumulation of 20% or more of the Company’s shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company’s shares are presently traded. The Company’s Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company’s Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2.	EXHIBITS

1	*	Preferred Shares Rights Agreement dated as of September 16, 1997 between the Company and the Rights Agent, including the form of Rights Certificate and the Certificate of Determination, the Summary of Rights Attached thereto as Exhibits A, B and C, respectively.

2		Amendment to Rights Agreement, dated as of December 10, 2003, between the Company and the Rights Agent.

*	Incorporated by reference to the Company’s Form 8-A filed with the Securities and Exchange Commission on September 18, 1997.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

TARANTELLA, INC.

Date: December 12, 2003

/s/ Alok Mohan

Alok Mohan, Acting Chief Financial Officer